Exhibit (a)(1)(E)

News Release
FOR IMMEDIATE RELEASE
NOVEMBER 16, 2015

CHESAPEAKE ENERGY CORPORATION ANNOUNCES THE
EXPIRATION AND FINAL RESULTS OF ITS OFFER TO PURCHASE
ITS 2.75% CONTINGENT CONVERTIBLE SENIOR NOTES DUE 2035

OKLAHOMA CITY, November 16, 2015 - Chesapeake Energy Corporation (NYSE:CHK) announced today the expiration and final results of its previously announced offer to purchase its 2.75% Contingent Convertible Senior Notes due 2035 (the “Notes”) at the option of the holders of the Notes pursuant to the terms of the Notes. The holders’ right to surrender their Notes for repurchase expired at 5:00 p.m., New York time, on November 15, 2015. As of the expiration of the holders' right to surrender their Notes for repurchase, $393,757,000 aggregate principal amount of Notes were tendered and not withdrawn. After giving effect to the repurchase, an aggregate of $2,044,000 principal amount of the Notes remain outstanding. Chesapeake expects the final settlement of the holders' right to surrender their Notes for repurchase to occur today.

The holders' right to surrender their Notes for repurchase was made pursuant to the terms of a Company Notice dated October 1, 2015 (the “Company Notice”), which was attached as an exhibit to the Tender Offer Statement on Schedule TO filed by Chesapeake with the SEC on October 1, 2015 and supplemented on November 4, 2015. Holders of the Notes and other interested parties may obtain a free copy of these documents at the Securities and Exchange Commission’s website, www.sec.gov, or from the trustee, which is The Bank of New York Mellon Trust Company, N.A.

The address for The Bank of New York Mellon is:

The Bank of New York Mellon Trust Company, N.A.
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attention: Dacia Brown-Jones
Fax: (312) 827-8542

This news release is for informational purposes only and does not constitute an offer to purchase, or solicitation of an offer to sell, any Notes. None of Chesapeake, its board of directors, or its employees makes any recommendation to any holder as to whether to exercise or refrain from exercising their right to surrender Notes for repurchase, and no one has been authorized by any of them to make such a recommendation.

INVESTOR CONTACT:	MEDIA CONTACT:	CHESAPEAKE ENERGY CORPORATION
Brad Sylvester, CFA	Gordon Pennoyer	6100 North Western Avenue
(405) 935-8870	(405) 935-8878	P.O. Box 18496
ir@chk.com	media@chk.com	Oklahoma City, OK 73154

Chesapeake Energy Corporation (NYSE:CHK) is the second-largest producer of natural gas and the 12th largest producer of oil and natural gas liquids in the U.S. Headquartered in Oklahoma City, the company's operations are focused on discovering and developing its large and geographically diverse resource base of unconventional natural gas and oil assets onshore in the U.S. The company also owns substantial marketing and compression businesses. Further information is available at www.chk.com where Chesapeake routinely posts announcements, updates, events, investor information, presentations and news releases.

This news release includes "forward-looking statements" that give Chesapeake's current expectations or forecasts of future events, including the timing of the settlement of the repurchase. Although we believe the expectations and forecasts reflected in our forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate or changed assumptions or by known or unknown risks and uncertainties (including those stated in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2014), and actual results may differ from the expectation expressed. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information, except as required by applicable law.